Mail Stop 3561

March 20, 2007

Andrew Chien, President
USChina Channel Inc.
665 Ellsworth Avenue
New Haven, CT 06511

>   **Re: USChina Channel Inc.**
>   **Amendment No. 3 to the**
>   **Registration Statement on Form SB-2**
>   **Filed March 2, 2007**
>   **File No. 333-137437**

Dear Mr. Chien:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments

Risk Factors – No. 5, page 6

1. Please clarify risk factor 5 and MD&A to indicate, if true, that no loan amounts are currently outstanding under the financial agreement with Mr. Chien.

Use of Proceeds, page 11

2. Footnote 5(b) states that no proceeds allocated to "working capital" will be used to pay Mr. Chien. However, other disclosures indicate that the loan will be repaid if the proceeds from the offering exceed $70,000. Please explain the source of funds to be used by the Company to repay Mr. Chien under the financial agreement.

Description of Business, page 18

3. We note your supplemental response to prior comment seven. Please note that the requirement to file reports under Section 16 of the Exchange Act applies to the individual members of management or control persons, not the registrant.

4. We repeat prior comment nine. Please provide the disclosure previously requested.

5. We repeat prior comment ten. The revised disclosure appears to be limited to "one such pending transaction." Please revise the disclosure to address comment ten as to all of your proposed activities involving SEC document preparation and filing.

6. In the list of prospective activities, please add disclosure to distinguish (a) from (b). For example, does (b) refer to the electronic filing of documents with the SEC?

7. We note the supplemental response to prior comment 11, specifically, "[i]n 2006, LLC is profitable." This brief response does not appear adequate. Please add disclosure to your filing addressing this comment, which also encompasses the LLC's funding sources. If you do not believe this matter warrants risk factor disclosure, please explain in the cover letter to the next amendment.

Management's Discussion and Analysis or Plan of Operations, page 24

8. Please provide the staff with any new or revised website pages marked to show changes from the website pages previously furnished to us.

9. The disclosure in the fifth risk factor indicates that USChina will repay the entire loan to Mr. Chien if the proceeds from the offering are greater than $70,000. Please reconcile that disclosure with the statement in this section that Mr. Chien

does not have to loan money to USChina if funding proceeds are more than
$70,000. Please clearly disclose the circumstances and timing of any loan from
Mr. Chien to the company as well as the loan repayment provisions. Please revise
the risk factors section as appropriate.

10. We note the supplemental response to prior comment 16, specifically, "[s]ince
there is great uncertainty of the payment for LLC's customers, we determine to let
INC to engage in the first customer with fully paid guarantee." Please add this
disclosure to your filing and explain the statement.

****

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
declare the filing effective, it does not foreclose the Commission from taking any
action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
in declaring the filing effective, does not relieve the company from its full
responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
as a defense in any proceeding initiated by the Commission or any person under
the federal securities laws of the United States.

Andrew Chien, President
USChina Channel Inc.
March 20, 2007
Page 4

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        You may contact Goldie B. Walker, Financial Analyst, at (202) 551-3234 or me at
(202) 551-3790 with any questions.

                                Sincerely,

                                John D. Reynolds
                                Assistant Director
                                Office of Emerging Growth Companies